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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 8)*



                              BUSH INDUSTRIES, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  123164 10 5
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

-----------------------                                  ---------------------
  CUSIP NO. 123164 10 5                 13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Paul S. Bush


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,555,449

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,011,805

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,011,805

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                        X

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      32.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 pages

                                                               Page 3 of 4 pages

   Except as expressly amended below, the Schedule 13G previously filed by Paul S. Bush with respect to the shares of Class A Common Stock of Bush Industries, Inc. and as heretofore amended, remains in full force and effect.

   Item 4 is hereby amended in its entirety to ready as follows:

Item 4.  Ownership.
         ---------

         (a) Amount beneficially owned: 3,011,805(1)

         (b) Percent of class: 32.4%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: 2,555,449

             (ii)  Shared power to vote or to direct the vote: -0-

             (iii) Sole power to dispose or direct the disposition of: 3,011,805

             (iv)  Shared power to dispose or direct the disposition of: -0-

----------------------

   (1) Includes 450,000 shares of Class A Common Stock issuable upon exercise of outstanding stock options owned of record by Mr. Bush; 6,356 shares of Class A Common Stock acquired by Mr. Bush in connection with Bush Industries, Inc.'s 401-K Plan, and which shares are held by the Plan and allocated to Mr. Bush's account in accordance with the terms of such Plan; and 2,512,372 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush. Such shares exclude 227,984 shares of Class A Common Stock held as custodian and/or in trust for the benefit of Mr. Bush's children and 46,079 shares of Class A Common Stock issuable upon exercise of a like number of shares of Class B Common Stock held as custodian and/or in trust for the benefit of Mr. Bush's children, and with respect to all of such shares Mr. Bush disclaims beneficial ownership. Such shares exclude 1,653 shares of Class A Common Stock held of record by Mr. Bush's daughter and 3,307 shares of Class A Common Stock issuable upon exercise of like number of shares of Class B Common Stock held by record by Mr. Bush's daughter and with respect to which Mr. Bush disclaims beneficial ownership. The number of shares of Class A Common Stock owned by Mr. Bush have been adjusted for the five-for-four stock split effectuated by Bush Industries, Inc. in the form of a twenty-five percent stock dividend.

                                                               Page 4 of 4 pages

                                 SIGNATURE PAGE
                                 --------------


   After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  October 23, 1995             /s/ Paul S. Bush
                                     -------------------------
                                     Paul S. Bush